

December 10, 2009

Steven M. Neil
Executive Vice President,
Chief Financial and Administrative Officer
Diamond Foods, Inc.
600 Montgomery Street, 17th Floor
San Francisco, CA 94111

> **Re: Diamond Foods, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed December 1, 2009**
> **File No. 333-162221**

Dear Mr. Neil:

We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Incorporation of Certain Information by Reference, page 21

1.   Please specifically incorporate by reference your quarterly report on Form 10-Q for the quarter ended October 31, 2009. See Item 12(a)(2) of Form S-3.

Exhibit 5.1

2.   We note your response to our prior comment 1. Please obtain and file a revised legal opinion that also states, if true, that the rights will be validly issued. In addition, given that you are incorporated in Delaware and given the choice of Delaware law under the rights agreement, it does not appear to be appropriate for counsel to assume that California law applies with respect to the rights. The revised opinion should not include such assumption.

3.   We also note counsel's statement that counsel is admitted to practice law in the State of California, and we note that counsel's opinion addresses the laws of the State of New York. Counsel should remove any implication in the opinion that counsel is not qualified to opine on the relevant jurisdictions.

<u>Closing Comments</u>

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Horace Nash, Esq.
       via facsimile: (650) 938-5200